BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6776
Direct Fax: 020 7932 6783

BAA

02 August 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Maureen Spence
Investor Relations

8/9

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 2 August 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hours Monday 2 August 2004

BAA RESULTS FOR THE THREE MONTHS TO 30 JUNE 2004

STRONG PERFORMANCE IN ALL BUSINESSES

BAA, the international airports group, today reported strong passenger, revenue and profit growth during the April to June period. This performance reflected significant underlying growth and a weak comparable quarter in 2003. Expectations for the full year's performance have not altered.

"We have made an excellent start to the year across all our operations and this shows through in these results. A record number of passengers have used our airports, experiencing reduced waiting times for security screening and increased reliability of escalators, travellators and other facilities. These operational improvements have allowed us to accommodate the significant growth in passengers during peak periods and contributed to our continued growth in retail income. Progress on Terminal 5 has been good and the project remains ahead of schedule and on budget. Overall, these results give confidence that our performance is on-track for the year," commented Mike Clasper, Chief Executive of BAA.

Group revenue was £534 million for the quarter, an increase of 11.3% on the comparable quarter (£480 million[1]) while Group operating profit rose 18.2% to £175 million (£148 million).

Passenger numbers at the UK airports grew 9.7% in the quarter to 35.9 million (32.7 million), led by 11.3% growth at Heathrow and 15.8% at Stansted.

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

The UK airports business, including World Duty Free (WDF), reported a rise of 11.2% in revenue for the three months to £498 million (£448 million[1]) and operating profit of £164 million, an increase of 15.5% (£142 million).

UK airport retail (including WDF) continued to deliver a strong performance with net retail income[2] 12.3% higher at £146 million (£130 million[1]). Net retail income per passenger[3] rose in the quarter by 1.8% to £4.06 (£3.99[1]).

Capital expenditure[4] in the quarter was £345 million (£301 million), of which £202 million (£151 million) related to Terminal 5.

For further information on BAA, see website: www.baa.com/investor

Media enquiries: **Caroline Corfield, BAA plc**
Tel: + 44 (0)20 7932 6654

City enquiries: **Duncan Bonfield, BAA plc**
Tel: +44 (0)20 7932 6831

SUMMARY OF RESULTS

	3 months to 30 Jun 2004	3 months to 30 Jun 2003	Change %
Passenger traffic	35.9m	32.7m	+9.7
Group revenue[1]	£534m	£480m	+11.3
Group operating profit	£175m	£148m	+18.2
Profit before tax	£159m	£127m	+25.2
Earnings per share	10.4p	8.2p	+26.8
Net retail income[2]	£146m	£130m	+12.3
Net retail income per passenger[3]	£4.06	£3.99	+1.8
Capital expenditure[4]	£345m	£301m	+14.6

[1] Revenue, operating costs, net retail income and net retail income per passenger have been restated for the impact of Financial Reporting Standards Application Note G.

[2] UK airports net retail income is defined as the revenues received directly from third party retail operators, the concession fee paid to the airports by World Duty Free and World Duty Free's operating profit.

[3] Net retail income per passenger is net retail income divided by the number of passengers (excluding helicopter passengers).

[4] Excludes capitalised interest.

OPERATING AND FINANCIAL REVIEW

UK airports including World Duty Free

Traffic

In the three months to 30 June 2004, traffic at BAA's UK airports increased 9.7%, to 35.9 million passengers with growth recorded at all airports. Heathrow passenger numbers rose 11.3% to 17.1 million as a result of improved North Atlantic and long-haul traffic and a weak comparable quarter last year when the Iraq war and SARS affected passenger numbers. Stansted and Southampton recorded growth of 15.8% and 23.6% respectively, primarily as a result of the continued rise in demand for low cost services.

Total revenue and airport charges

UK airport revenue increased by 11.2% to £498 million (£448 million) in the three month period, with Heathrow revenue growing 14.7% to £234 million (£204 million) following the 1 April 2004 increase in aeronautical charges and 11.3% traffic growth. Stansted, Gatwick and Scotland all reported strong advances in revenue as a result of passenger growth.

Retail

UK airport retailing performed well in the first quarter. Net retail income grew 12.3% to £146 million (£130 million) aided by the continued benefit of the redeveloped catering areas at Terminal 1, Gatwick South and Stansted, combined with a strong growth in car parking income and the increased passenger volumes. Net retail income per passenger rose in the quarter by 1.8% to £4.06 (£3.99).

Operating profit

Operating profit for the three months at the UK airports (including WDF) grew 15.5% to £164 million (£142 million). Operating profit benefited from the £50 million increase in revenue while operating costs increased £28 million, primarily reflecting the annualised effect of security staff recruited last year, increased FRS17 pension costs, wage inflation, significant growth in depreciation and increased rechargeable maintenance expenditure.

Mf.../

International airports

Revenue from the Group's international businesses was £14 million (£11 million) and operating profit £4 million (£1 million) following revenue growth at Naples, the new retail management contract at Baltimore and a change part way through last year in the accounting recognition of the APAC management fee.

Heathrow Express

The number of passengers using Heathrow Express increased 13.5% during the quarter and revenues grew to £17 million (£16 million). Profit rose to £4 million (£2 million), due to the increase in revenue and lower costs compared with last year, when track closures over Easter led to increased operating expenses.

Interest and finance charges

The Group's net interest charge for the three months, excluding joint ventures but before capitalised interest, was £45 million (£36 million). Capitalised interest was £24 million (£15 million). The £3 million (£nil) increase in other finance income reflects primarily the improvement in the value of the pension scheme assets as at 31 March 2004 compared with 31 March 2003.

Profit before tax

For the quarter, profit before tax was up 25.2% to £159 million reflecting the £27 million increase in operating profit and a £4 million increase in share of operating profit from our investment in APAC (an associate).

Taxation

Taxation for the quarter was £48 million (£39 million). The taxation charge for the three months ended 30 June 2004 has been based on the estimated effective rate for the full year before exceptionals of 30% (31%).

Earnings per share

Earnings per share increased 26.8% in the quarter to 10.4p (8.2p).

Mf.../

Balance sheet

At 30 June 2004, BAA had net assets of £5,134 million (31 March 2004: £4,975 million), including tangible fixed assets of £9,532 million (31 March 2004: £9,243 million).

Capital expenditure

Group capital expenditure in the quarter, excluding capitalised interest, was £345 million (£301 million), of which £202 million (£151 million) related to the construction of Terminal 5. We continue to make good progress on the site and are now over 40% of the way through the development.

Borrowings

The increased capital investment led to net borrowings rising to £2,917 million at 30 June 2004 (31 March 2004: £2,770 million). Gearing was 57% (31 March 2004: 56%).

Pension scheme

Following the continued recovery in equity markets and a reduction in scheme liabilities, the deficit on the pension scheme and other post-retirement liabilities at 30 June 2004 fell to £75 million (net of deferred tax) from £111 million at 31 March 2004.

COMMENT by BAA Chief executive, Mike Clasper

"We have made an excellent start to the year across all our operations and this shows through in these results. A record number of passengers have used our airports, experiencing reduced waiting times for security screening and increased reliability of escalators, travellators and other facilities. These operational improvements have allowed us to accommodate the significant growth in passengers during peak periods and contributed to our continued growth in retail income. Progress on Terminal 5 has been good and the project remains ahead of schedule and on budget. Overall, these results give confidence that our performance is on-track for the year."

Segmental summary

	Three months to 30 June			
	Revenue		Operating Profit	
	2004	2003	2004	2003
	£m	£m	£m	£m
UK airports – direct	405	361	158	137
UK airports - World Duty Free	93	87	6	5
International airports	14	11	4	1
Rail	17	16	4	2
BAA Lynton	4	4	3	4
Other	1	1	-	(1)
Group	**534**	**480**	**175**	**148**
International joint ventures	3	2	1	1
International associates	-	-	4	-
Total	**537**	**482**	**180**	**149**

SUMMARY FINANCIAL RESULTS

Consolidated profit and loss account for the three months ended 30 June 2004

Year ended 31 March 2004 £m		30 June 2004 £m (unaudited)	30 June 2003 restated (see note 1) £m (unaudited)
1,978	Continuing operations	537	482
3	Discontinued operations	-	-
1,981	**Revenue** - Group and share of joint ventures	537	482
(11)	Less share of joint venture revenue - continuing operations	(3)	(2)
1,970	**Group revenue**	534	480
(1,354)	**Operating costs**	(359)	(332)
616	**Group operating profit**	175	148
4	Share of operating profit in joint ventures - continuing operations	1	1
1	Share of operating profit in joint ventures - discontinued operations	-	-
4	Share of operating profit in associates - continuing operations	4	-
625	**Total operating profit**	180	149
3	Profit on disposal of discontinued operations - exceptional item	-	-
628	**Profit on ordinary activities before interest**	180	149
1	Income from other fixed asset investments	-	-
(84)	Net interest payable - Group	(21)	(21)
(4)	Net interest payable - joint ventures	(1)	(1)
(3)	Net interest payable - associates	(2)	-
1	Other finance income - Group	3	-
539	**Profit on ordinary activities before taxation**	159	127
(161)	Tax on profit on ordinary activities	(48)	(39)
378	**Profit on ordinary activities after taxation**	111	88
(1)	Equity minority interests	-	(1)
377	**Profit for the period attributable to shareholders**	111	87
(212)	Equity dividends	-	-
165	**Retained profit for the Group and its share of joint ventures and associates**	111	87
35.5p	**Earnings per share**	10.4p	8.2p
35.3p	**Earnings per share before exceptionals**	10.4p	8.2p
33.9p	Diluted earnings per share	10.0p	7.9p

Statement of total recognised gains and losses for the three months ended 30 June 2004

Year ended 31 March 2004 £m		30 June 2004 £m (unaudited)	30 June 2003 £m (unaudited)
377	Profit for the period attributable to shareholders *	111	87
139	Unrealised surplus on revaluation of investment properties	-	-
188	Actuarial gain relating to net pension liability	59	20
(57)	Deferred tax associated with actuarial gain relating to net pension liability	(18)	(6)
2	Currency translation differences on foreign currency net investments	(1)	2
649	Total recognised gains and losses relating to the period	151	103

* Including joint ventures and associates of £1m (30 June 2003: £nil; 31 March 2004: £1m).

Consolidated balance sheet as at 30 June 2004

31 March 2004 restated (see note 1) £m		30 June 2004 £m	30 June 2003 restated (see note 1) £m
		(unaudited)	
	Fixed assets		
10	Intangible assets	10	10
9,074	Tangible assets	9,368	8,052
	Investments in joint ventures:		
60	Share of gross assets	56	64
(46)	Share of gross liabilities	(43)	(54)
17	Loans	16	20
31		29	30
49	Investments in associates	44	7
79	Other investments	81	98
9,243		9,532	8,197
	Current assets		
23	Stocks	26	28
270	Debtors	295	282
740	Short-term investments	672	887
150	Cash at bank and in hand	112	140
1,183		1,105	1,337
(944)	**Creditors**: amounts falling due within one year	(1,040)	(897)
239	**Net current assets**	65	440
9,482	**Total assets less current liabilities**	9,597	8,637
	Creditors: amounts falling due after more than one year		
(2,760)	Other creditors	(2,734)	(2,289)
(838)	Convertible debt	(838)	(731)
(3,598)		(3,572)	(3,020)
	Provisions for liabilities and charges		
(624)	Deferred tax	(647)	(565)
(166)	Other provisions	(161)	(196)
(790)		(808)	(761)
(8)	**Equity minority interests**	(8)	(8)
5,086	**Net assets excluding pension and other post-retirement liabilities**	5,209	4,848
(111)	Pension and other post-retirement liabilities (net of deferred tax)	(75)	(214)
4,975	**Net assets including pension and other post-retirement liabilities**	5,134	4,634
4,975	**Equity shareholders' funds**	5,134	4,634

Consolidated cash flow statement for the three months ended 30 June 2004

Year ended 31 March 2004 restated £m		30 June 2004 £m	30 June 2003 restated £m
		(unaudited)	
	Operating activities		
616	Operating profit	175	148
257	Depreciation	-	65
1	Amortisation	-	-
(2)	Profit on sale of fixed assets	(1)	-
4	(Increase)/decrease in stocks	(3)	(1)
(49)	Increase in debtors	(30)	(66)
(1)	Increase/(decrease) in creditors	14	14
(6)	Decrease in provisions	-	(1)
33	Increase in net pension liability	8	10
853	**Net cash inflow from operating activities**	235	169
1	**Dividends received from joint ventures**	-	-
	Returns on investments and servicing of finance		
(197)	Interest paid	(44)	(39)
(9)	Cost of bond issues	-	-
51	Interest received	20	16
(1)	Dividends paid to minority interests	-	-
(156)		(24)	(23)
(87)	**Tax paid**	(25)	(24)
	Capital expenditure and financial investment		
(1,266)	Additions to operational assets	(348)	(265)
-	Additions to investment properties	-	(1)
5	Sale of operational assets	-	1
-	Net reductions in long-term investments	7	1
(1,261)		(341)	(264)
	Acquisitions and disposals		
(25)	Investment in associate	-	-
13	Disposal of joint venture	-	11
-	Disposal of subsidiary undertakings	-	(1)
(12)		-	10
(205)	**Equity dividends paid**	-	-
(867)	**Cash outflow before use of liquid resources and financing**	(155)	(132)
	Management of liquid resources		
255	Cash returned from/(placed on) deposit	192	(4)
(119)	Purchase of commercial paper	(124)	(7)
136		68	(11)
	Financing		
2	Sale of own shares by Employee Share Trust	8	1
6	Issue of shares	-	-
596	Net increase in debt	41	4
604		49	5
(127)	**Decrease in cash in the period**	(38)	(138)

NOTES (UNAUDITED)

1. This statement has been prepared in accordance with the accounting policies applied in the 2003/04 annual report. The prior year revenue and operating expenditure have been restated by £4m in respect of the change in the revenue accounting policy in the fourth quarter of 2003/04 on adoption of Financial Reporting Standard 5 Application Note G. In addition, the investment in BAA shares, held by the BAA Employee Share Trust, has been reclassified as a reduction in shareholders' funds, as required by UITF 38, which came into force from 1 April 2004.
2. The interest charge is shown net of capitalised interest in respect of the Group of £24m (30 June 2003: £15m; 31 March 2004: £85m).
3. The taxation charge for the three months ended 30 June 2004 has been based on the estimated effective rate for the full year before exceptional items of 30% (30 June 2003: 31%; 31 March 2004: 30%).
4. The Group's investment properties are included at 31 March 2004 valuations as adjusted for additions and disposals since that date.
5. Airport fixed assets in the course of construction (excluding capitalised interest) include £1,810m (30 June 2003: £1,040m; 31 March 2004: £1,608m) in respect of Terminal 5 at Heathrow Airport. This includes £194m (30 June 2003: £180m, 31 March 2004: £192m) for the acquisition of land for the construction of Terminal 5. The operational assets employed by the vendor of this land have been relocated and the acquisition cost represents the present value of the estimated deferred payments to be made over 35 years to the vendor in compensation for relocation.
6. Net borrowings amount to £2,917m (30 June 2003: £2,051m; 31 March 2004: £2,770m).
7. Pension and other post retirement liabilities comprise a deficit on the main pension scheme of £62m (30 June 2003: £202m; 31 March 2004: £98m) and provision for unfunded pension obligations and post retirement medical benefits of £13m (30 June 2003: £12m; 31 March 2004: £13m). All amounts are net of deferred tax.
8. Holders of US$109m of Loan Notes of World Duty Free Americas, Inc. (now known as WDFA Inc.), sold by BAA in October 2001, issued proceedings against BAA plc, World Duty Free plc and the purchaser of WDFA Inc., in March 2002 for US$109m and punitive damages, claiming the defendants had fraudulently conveyed the assets of WDFA Inc. A trial in December 2003 found BAA plc and World Duty Free plc not liable to the bondholders on all counts. An appeal by the bondholders will be held in November 2004. BAA is confident that it will be successful in opposing an appeal, or again, succeeding in the unlikely event of a further trial being ordered.
9. Reconciliation of net retail income and net retail income per passenger:

	3 months to 30 June	
	2004 £m	2003 £m
UK airports retail revenue	112	98
World Duty Free revenue	93	87
Less cost of sales	(59)	(55)
Net retail income	146	130
UK fixed wing passengers (m)	35.8	32.6
Net retail income per passenger (£)	4.06	3.99

10. The Government's White Paper on aviation was published on 16 December 2003 and sets out the Government's policy for runway development in the UK. The Government has chosen a second runway at Stansted as its preferred location for the first new runway in the South East of England. As the development of Stansted is likely to be the subject of a planning inquiry, BAA is pressing ahead with the necessary preparation of a planning application and environmental impact assessment.

    As part of its commitment to the Stansted development, BAA has announced two schemes (the Home Value Guarantee Scheme and the Home Owners Support Scheme) for those people living near the airport whose homes will be affected by the airport expansion. The current estimate of the net cost of the compensation schemes is up to £100m (with approximately half being incurred in this regulatory period). We anticipate capitalising these costs as part of the runway development costs.

    In addition to the Stansted housing schemes, the White Paper commits BAA (and other airport operators) to offering noise mitigation and relocation schemes for noise sensitive buildings affected by existing and future airport activity. BAA will be carrying out a detailed examination of the White Paper's noise mitigation measures over the course of the next year and will be consulting with local communities on their implementation. Given the preliminary nature of BAA's work in this area, it is not possible to quantify the likely cost of complying with the White Paper's requirements.

11. The information shown for the year ended 31 March 2004 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full financial statements for the year ended 31 March 2004, which have been filed with the Registrar of Companies. The auditors have reported on those financial statements; their report was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

By order of the Board of BAA plc
Rachel Rowson
Company Secretary
30 July 2004